Exhibit 12 - Opinion Letter

VENTURE LAW CORPORATION

Suite 618 - 688 West Hastings Street
Vancouver, British Columbia, V6B 1P1
Telephone: (604) 659-9188
Facsimile: (604) 659-9178

October 24, 2017

True Leaf Medicine International Ltd.
100 Kalamalka Lake Road, Unit 32
Vernon, British Columbia V1T 9G1

Ladies and Gentlemen:

Re: Opinion of Counsel - Registration Statement on Form 1-A

We have acted as counsel to you in connection with your filing of an offering statement on Form 1-A original filed February 21 2017, as amended (the "offering statement"). The offering statement covers the contemplated sale of up to 14,285, 715 common shares of True Leaf Medicine International Ltd. (the "company") for gross proceeds of up to Canadian $10,000,000 (the "shares"). The offering statement also qualifies warrants to purchase common shares of the company to be issued to the underwriters (the "underwriters' warrants"), as well as an aggregate of up to 857,143 common shares of the company issuable upon exercise of the underwriters' warrants (the "warrant shares") for gross proceeds of up to Canadian $900,000.  The common shares are to be sold pursuant to an underwriting agreement (the "underwriting agreement") to be entered into by and between the company and Boustead Securities LLC (the "underwriters").

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the company.

For purposes of this opinion we have reviewed your constating documents, corporate minutes and offering statement. We have firsthand knowledge of the authenticity of the documents reviewed.

Based on the foregoing, we are of the opinion that the shares, underwriters' warrants and warrant shares have been duly authorized, and, upon issuance and sale in accordance with the terms of the offering statement, the shares will be validly issued and fully paid and non-assessable.

Based upon the foregoing and subject to the limitations set forth below, we are of the opinion that, when the offering statement becomes qualified, (a) the shares, when issued by the company and delivered by the company against payment as contemplated by the offering statement, will be duly and validly issued, fully paid and non-assessable, (b) provided that the underwriters' warrants have been duly executed, issued and delivered by the company against payment therefor, as described in the offering statement and underwriting agreement, the underwriters' warrants will be valid and binding obligations of the company, enforceable against the company in accordance with their terms, and (c) the warrant shares, when issued and paid for in accordance with the terms of the underwriters' warrants will be duly and validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the offering statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Venture Law Corporation

Venture Law Corporation